Self-Certification of Financials

I, Nicholas Seet, being the CEO of Undesert Corporation., a Delaware C Corporation, hereby certify as of the date of this Form C that:

(i) the accompanying unaudited financial statements of the predecessor Company (KII. Inc, DBA SunsRiver), which comprise the balance sheet as of December 31, 2019 and December 31, 2020 and the related statements of income (deficit), stockholder's equity and cash flows for the years ended December 31, 2019 and December 31, 2020, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the years ending December 31, 2021, any tax return information in the Financial Statements accurately reflects the information that would be reported in such tax returns.



Nicholas Seet
CEO
Undesert Corporation
11/11/2021

EXHIBIT A
Financial Statements

NOTE: the financial information herein certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer. This is in accordance with Regulation Crowdfunding Rule 201(bb).

Predecessor Entity: KII. Inc, DBA SunsRiver

As of December 31, 2020 (Unaudited)

BALANCE SHEET

As of Dec 31, 2020 (Unaudited)

Balance Sheet

	2019	2020
Assets		
Current assets:		
Intangible Assets - Patents	$ 400,000.00	$ 450,000.00
Cash	$ 10,000.00	$ 9,000.00
Accounts Receivable	$ 4,247.00	$ 1,217.00
Prepaid expenses	-	-
Inventory	-	-
Total current assets	$ 414,247.00	$ 460,217.00
Property & Equipment	$ 1,500.00	$ 1,500.00
Charity	-	-
Total Assets	**$ 415,747.00**	**$ 461,717.00**
Liabilities		
Current liabilities:		
Accounts payable	$ (12,567.00)	$ (7,982.00)
Accrued expenses	$ (10,433.00)	-
Unearned revenue	-	-
Total current liabilities	$ (23,000.00)	$ (7,982.00)
Long-term debt	-	-

Other long-term liabilities			-	-
Total Liabilities		$ (23,000.00)	$ (7,982.00)	

Shareholders Equity

Common Stock	$		-	
Additonal Paid In Capital	$		-	
Retained Earnings	$		-	
Shareholder's Equity	$	$ 469,699.00	438,747.00	
Total Liabilities & Shareholders Equity	$	**$ 415,747.00**	**461,717.00**	

Income Statement		
	2019	**2020**

Revenue

	2019	2020
Sales Revenue	$4,247.00	$1,217.00
Service Revenue	-	-
Interest Revenue	-	-
Gain of Sales of Assets	-	-
Total Revenue & Gains	**$4,247.00**	**$1,217.00**

Expenses

	2019	2020
Patent Expenses	-$4,525.00	-$2,550.00
Delivery/Freight Expense	-$971.00	-$2,427.00
Deductible Meals	-$48.00	-
Insurance	-	-
Interest	-	-
Office Supplies	-$348.00	-
Rent/Lease	-	-
Maintenance and Repairs	-	-
Travel	-$3,301.00	-$833.00
Wages	-	-
Utilities/Telephone Expenses	-$3,374.00	-$2,172.00
Other Expenses	-$10,433.00	-
Total Expenses	**-$23,000.00**	**-$7,982.00**
Income before tax	**-$18,753.00**	**-$6,765.00**

Income tax expense		
Net Profit (Loss)	**-$18,753.00**	**-$6,765.00**

Predecessor Entity: KII. Inc, DBA SunsRiver

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
As of Dec 31, 2020 (Unaudited)

| | Common Stock | | | | | |
	Shares	Par Value	Additional Paid In Capital	Other Comprehensive Income	Retained Earnings	Total Stockholders Equity
Balance as of January 1, 2019	0	$0	$0	$0	$0	$ 438,747.00
Net Income (Loss)	0	0	$0	$0	$0	$0
Balance as of Dec 31, 2020	0	0	$0	$0	$0	$ 469,699.00

Predecessor Entity: KII. Inc, DBA SunsRiver

STATEMENT OF CASH FLOWS

As of Dec 31, 2020 (Unaudited)

Cash Flow Statement			
	For the year ending:	2019	2020
Operating Activity			
Customers		$4,247.00	$1,217.00
Other operations			
Cash paid for			
General operating and admin expenses		-$23,000.00	-$7,982.00
Wage expenses		-	-
Interest		-	-
Income taxes		-	-
Net Profit from Operations		-$18,753.00	-$6,765.00
Additions to cash			
Depriciation			
Amortization			
Subtractions from Cash			
Increase in Accounts Receivable		-	-
Increase in Inventory		-	-
Total Cash from Operating Activities		**-$18,753.00**	**-$6,765.00**

Investing Activities

Cash receipts from

Purchase of equipment		-	-
Bank loan			
Total Cash from Investing Activities		**$0.00**	**$0.00**

Financing Activities

Drawing/Distribution			
Repayment of loans		-	-
Total Cash from Financing Activities		**$0.00**	**$0.00**

Beginning Cash		$0.00	$0.00
Total Change in Cash		-$18,753.00	-$6,765.00
Ending Cash		**-$18,753.00**	**-$6,765.00**

The financial information herein certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer. This is in accordance with Regulation Crowdfunding Rule 201(bb).

(OPTIONAL DISCLOSURES)

COVID 19

In January 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak.

Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 1 – NATURE OF OPERATIONS

Undesert Corporation. (which may be referred to as the "Company", "we," "us," or "our") provides a system for carbon capture. The Company was incorporated in Delaware on October 25, 2021. The Company's headquarters are in Los Alamos, NM. The Company began operations in 2021.

The financial information applies to the predecessor company and is based on the limited food production operations of the UAE customer. Undesert is founded upon the sale of carbon credits to large corporations in a market now at $3 billion annually and is projected to grow to $200 billion by 2050.

The Company has a limited operating history. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 7). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations.

In addition, the entity "Undesert Corporation" was formed as a Delaware C-Corp recently in 2021, as a merger of two previous entities in which the company was operating under. Due to this, the financial history of the company is limited.

These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of October 25, 2021, the Company had no cash on hand.

Fixed Assets

(Example of Fixed Assets of Software) Fixed assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"), the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is 5 years for equipment and software.

The Company reviews the carrying value of fixed assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for October 25, 2021.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority): x Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. x Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by

correlation or other means. x Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending October 25, 2021 as there were no operations. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at October 25, 2021. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense as incurred.

Revenue Recognition

Effective October 25, 2021, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling subscriptions to schools for a specific number of students on a monthly, quarterly, or yearly basis, and selling the Company's education expertise services. The Company's payments are generally collected upfront. For period ending October 25, 2021 the Company recognized no revenue.

Accounts Receivable

Accounts receivable due from customers are uncollateralized customer obligations due under normal trade terms. Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of October 25, 2021, the company had no accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

NOTE 3 – INCOME TAX PROVISION

The Company has not yet filed an income tax return in the United States, as the Company was incorporated in Delaware on October 25, 2021. The Company intends to file its income tax return for the year ending December 31, 2021 by the due date set by the Internal Revenue Service. The return will remain subject to examination under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock As of October 25, 2021, the Company had authorized 10,000,000 shares of common stock. As of October 25, 2021, the Company had 10,000,000 shares of common stock issued and outstanding.

NOTE 5 – SHARE-BASED COMPENSATION

The Company does not have a share-based compensation plan as of October 25, 2021.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 7 – MISCELLANEOUS

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $250,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $250,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds. Management's Evaluation Management has evaluated subsequent events through October 25, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements

Management's Evaluation

Management has evaluated subsequent events through October 25, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.